UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14765

HERSHA HOSPITALITY TRUST
(Exact name of registrant as specified in its charter)

Maryland	25-1811499
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

44 Hersha Drive
Harrisburg, Pennsylvania 17102
(717) 236-4400
(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Nolen Taylor
c/o KSL Capital Partners VI, L.P.
100 Saint Paul Street, Suite 800
Denver, Colorado 80206
(720) 284-6400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Class A common shares of beneficial interest
6.875% Series C Cumulative Redeemable Preferred Shares
6.50% Series D Cumulative Redeemable Preferred Shares
6.50% Series E Cumulative Redeemable Preferred Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports*:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

*  Explanatory Note: On August 27, 2023, Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), Hersha Hospitality Limited Partnership, a Virginia limited partnership and subsidiary of the Company (the “Operating Partnership”), 1776 Portfolio Investment, LLC, a Delaware limited liability company (“Parent”), 1776 Portfolio REIT Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“REIT Merger Sub”), and 1776 Portfolio OP Merger Sub, LP, a Virginia limited partnership and indirect wholly-owned subsidiary of Parent (“OP Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provided that, upon the terms and subject to the conditions set forth therein, (i) OP Merger Sub would be merged with and into the Operating Partnership (the “OP Merger”) and (ii) immediately following the OP Merger, the Company would be merged with and into REIT Merger Sub. On November 28, 2023, (i) OP Merger Sub merged with and into the Operating Partnership, with the Operating Partnership surviving and the separate existence of OP Merger Sub ceasing; and (ii) the Company merged with and into REIT Merger Sub, with REIT Merger Sub surviving as a subsidiary of Parent and the separate corporate existence of the Company ceasing.

Approximate number of holders of record as of the certification or notice date:

Class A common shares of beneficial interest: One (1)
6.875% Series C Cumulative Redeemable Preferred Shares: One (1)
6.50% Series D Cumulative Redeemable Preferred Shares: One (1)
6.50% Series E Cumulative Redeemable Preferred Shares: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Hersha Hospitality Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 8, 2023

HERSHA HOSPITALITY TRUST

By:	/s/ Nolen Taylor
Name: Nolen Taylor
Title: Chief Financial Officer